Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following letter was distributed to CBOT members after business hours on January 23, 2004.

January 23, 2004

Dear Fellow Members,

I am very pleased to inform you that the Board of Directors has approved a binding agreement expected to lead to the settlement of the lawsuit brought by certain Associate Members and GIM, IDEM and COM membership interest holders. The final settlement is subject to court approval.

This agreement brings to a close months of intensive negotiations and is a victory for everyone involved. By reaching a fair resolution, the interests of all CBOT members have been well served.

Under the proposed terms of the settlement, the CBOT would allocate approximately 77.65 percent of the equity ownership in a restructured CBOT to Full Members, and approximately 22.35 percent of equity ownership would be divided among the remaining member classes. The terms of the proposed settlement outline that the Associate Members and GIM, IDEM and COM members will receive an allocation of equity ownership in a restructured CBOT out of the 22.35 percent referred to above. Based on the current number of members in each member class, their respective interest would be in accordance with the following formula: Associate Members would receive 16.3 percent of equity ownership, IDEMs 1.43 percent, GIMs 1.3 percent and COMs 3.27 percent.

In addition, the CBOT also has agreed to provide Associate Members, and GIM, IDEM and COMs with certain protections related to their trading rights and privileges, including protections related to future dues and transaction fees and the contracts that these classes of members are currently entitled to trade. For example, these rights include a provision that would, subject to certain limitations, provide Associate Members, and GIM, IDEM and COM members the continuing right to trade the same contracts they currently trade in the absence of an affirmative vote of the class of member affected by a proposed change.

As you may recall, the dispute originally arose in 2000 in response to the CBOT’s proposed plan to restructure into a for-profit company and distribute shares among its various classes of members.** The lawsuit was dismissed at the trial court level; that decision was then reversed by the Illinois Appellate Court in July 2003. An attorney for the Full Member defendant class in the lawsuit has filed with the Illinois Supreme Court a petition to appeal the Appellate Court’s ruling. While the CBOT is not currently a defendant in the lawsuit, the Exchange will seek to intervene in the pending litigation and gain Court approval of the settlement in order to put this divisive issue behind us.

**In preparing the CBOT’s initial restructuring proposal, the Board of Directors formed a separate Independent Allocation Committee made up of public, non-member directors to develop recommendations for a fair allocation of equity among CBOT members. Using its own legal and financial advisors, the Independent Allocation Committee recommended to the Board that it allocate approximately 88 percent of the shares to Full Members and approximately 12 percent of the shares to Associate Members and GIM, IDEM and COM members. The Board adopted the Independent Allocation Committee’s recommendation.

A resolution in this matter is extremely positive for the CBOT, as a final settlement will unite all members to focus on two important priorities: Overcoming competitive challenges and moving forward with the Exchange’s restructuring plan. I will work to keep you informed of any developments in the settlement, and if you have any questions, please give me a call.

Sincerely,

/S/    CHARLES P. CAREY

Charles P. Carey

Chairman

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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